UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-47204

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**

MM/DD/YY · MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Lenox Financial Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

322 Alana Drive

(No. and Street)

New Lenox · **IL** · **60451**

(City) · (State) · (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas Ruth · **815-485-5559** · **lenoxfin@lenoxfin.com**

(Name) · (Area Code – Telephone Number) · (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davila Advisory LLC

(Name – if individual, state last, first, and middle name)

10135 Manchester Rd., Suite 206 · **St. Louis** · **MO** · **63122**

(Address) · (City) · (State) · (Zip Code)

11/21/2019 · **6667**

(Date of Registration with PCAOB)(if applicable) · (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Ruth, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lenox Financial Services, Inc., as of March 28, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
LISA MANTIN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES [illegible]

Signature: Douglas Ruth

Title: ______

______
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)

FINANCIAL STATEMENT AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5
FOR YEAR ENDED DECEMBER 31, 2023

Filed as confidential pursuant to Rule 17a-5(d)
Of the Securities and Exchange Commission

LENOX FINANCIAL SERVICES, INC.

(An Illinois Corporation)

TABLE OF CONTENTS



DAVILA ADVISORY₅

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder of
Lenox Financial Services

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lenox Financial Services (the "Company") as of December 31, 2023, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lenox Financial Services as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Lenox Financial Services's auditor since 2021.

Davila Advisory, LLC

Saint Louis, Missouri
April 8, 2024

T : (314) 965-9775   F : (314) 476-9660   W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122



DAVILA ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder of
Lenox Financial Services

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Lenox Financial Services identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Lenox Financial Services claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Lenox Financial Services stated that Lenox Financial Services met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2023 without exception. Lenox Financial Services's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lenox Financial Services's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davila Advisory, LLC

Saint Louis, Missouri
April 8, 2024

T : (314) 965-9775   F : (314) 476-9660   W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

LENOX FINANCIAL SERVICES, INC
Balance Sheet
December 31, 2023

ASSETS

Cash	$	51,370
Due From Broker		10,656
Securities Owned, at Fair Value		103,421
Accounts Receivable		13,000
Total Assets	$	178,447

Liablities and Shareholder's Equity

Liabilities

Accounts Payable & Accrued Expenses	$	21,973
Total Liabilities		21,973

Shareholder's Equity

Capital Stock - Common; 0.10 Par Value; 1,000 shares Authorized, Issued and Outstanding		100
Additional Paid In Capital		41,584
Retained Earnings		114,690
Total Shareholder's Equity		156,474
Total Liabilities and Shareholder's Equity	$	178,447

The accompanying notes to the financial statements are an integral part of this statement.

LENOX FINANCIAL SERVICES, INC
Income Statement
12 Months Ended December 31, 2023

INCOME

Annuity Income	$	19,561
Mutual Fund Income		14,576
Commission Income		39,678
Management Fee		15,000
Equity Sales		1,402
Advisory Fees		1,560
Interest		4,353
Unrealized Gain (Loss) on Investments		123
Other Income		6,981
Total Sales		$ 103,234

Operating Expenses

Wages	$	56,225
Commissions		18,179
Clearing Charges		11,973
Employer PR Taxes		4,715
Legal & Accounting		9,500
Rent/Storage		11,000
Outside Services		0
Pension Expense		3,620
Office Expense		432
Management Fees		20,672
Utilities-Telephone/Internet		7,176
Total Operating Expenses		$ 143,492
Operating Income (Loss)		$ (40,258)

The accompanying notes to the financial statements are an integral part of this statement.

Lenox Financial Services, Inc.
(An Illinois Corporation)
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2023

	Capital Stock	Additional Paid In Capital	Retained Earnings	Total
Balance – January 1, 2023	$100	$106,051	$48,997	$155,148
Contributions		$41,584		$41,584
Net Income (Loss)			($40,258)	($40,258)
Balance – December 31, 2023	$100	$147,635	$8,739	$156,474

The accompanying notes to the financial statements are an integral part of this statement.

Lenox Financial Services, Inc.
(An Illinois Corporation)
Statement of Cashflows
for the Year Ended December 31, 2023

CASH FLOWS FROM OPERATION ACTIVITIES

Net loss From Operations				$	(40.258)

ADJUSTMENTS TO RECONCILE NET INCOME TO
CASH PROVIDED BY OPERATING ACTIVITIES

Unrealized Gain (Loss) on Investments	$	123			
Interest Income	$	(4.422)			

NET CHANGES IN:

Prepaid Expenses	$	-			
Accounts Payable & Accrual Expenses	$	9,001			
Due from Broker	$	(177)			
Total Adjustments and Net Changes				$	4,525
Net Cash Used By Operating Activities				$	(35.733)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES

Contributions	$	41,584			
Distributions					
Net Cash Provided By Financing Activities				$	41,584

NET INCREASE IN CASH		$	5,851
CASH - BEGINNING OF YEAR		$	45,519
CASH - END OF YEAR		$	51,370

SUPPLEMENTAL CASH FLOW DISCLOSURES

Income Tax Payments		$	-
Interest Payments		$	-

The accompanying notes to the financial statements are an integral part of this statement.

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Lenox Financial Services, Inc. (the Company) was incorporated in the state of Illinois on March 28, 1994. The Company is registered with the Securities and Exchange commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introduction broker and as a fully disclosed broker dealer.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company follows ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and € recognize revenue when (or as) the entity satisfies the performance obligation. Income is derived from the commissions, brokerage fees and management fees charged.

Income is recognized when fees are charged in compliance with GAAP when all performance obligations have been satisfied. In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Operations. No further disaggregation is warranted at December 31, 2023.

Securities Transactions

Settled profit and loss arising from all securities transactions are entered into for the account and risk of the Company and are therefore recorded on a trade date basis. Marketable securities, held by the company are valued at fair market value.

11

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

The Company is taxed as an S Corporation; therefore its income flows through to its stockholder's tax returns. As a result, no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income. As of December 31, 2023, the Company's tax returns for the years 2020 through 2022 are subject to review by its taxing jurisdictions.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days which are not held for sale in the ordinary course of business.

Employees' Pension Plan

The Company provides a Simplified Employee Pension Plan to its employees who are not under a collective bargaining agreement of certain contract, have performed services for the Company for at least one year, attained the age of 21, and had total annual compensation in excess of $400. Contributions are based upon each eligible employee's compensation, excluding compensatory leave. The Company contributions are calculated as an amount that can be deducted for federal tax purposes; the Company contribution for 2023 was $3,620. The Pension Plan is administered by an outside financial institution.

NOTE 3 – MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS-CONTINUED
DECEMBER 31, 2023

NOTE 3-MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENT-CONTINUED

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to assess.
- Level 2 inputs are inputs (other than quoted prices included in level1) that are observable to the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's financial assets that are reported at fair value in the accompanying statement of financial condition as of December 31, 2023 are as follows:

		Level 1	Level 2	Level 3	Total
Securities					
	Total Assets at fair value	$5,810	$97,612		$103,421

NOTE 4-FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded futures, forwards and options. These derivative transactions are entered into a conduct trading activities, and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge the other positions or transactions. The Company traded no derivatives during the year ended December 31, 2023.

In addition, the Company can sell securities that it does not currently own and would therefore be obligated to purchase such securities at a future date. The Company would record these obligations in the financial statements at fair value of the related securities and would incur a loss if the fair value of the securities subsequently increase. The Company sold no securities that it did not own during the year ended December 31, 2023.

NOTE 5-CONCENTRATION OF CREDIT RISK

The Company engages in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk default depends on the creditworthiness of the counterparty or insurer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The company maintains cash deposits with its bank that never exceed the insurance provided by the Federal Deposit Insurance Corporation ("FDIC").

NOTE 6-RELATED PARTY TRANSACTIONS

The Company shares office space and expenses with two affiliated companies. The Company's stockholder is principal of both affiliated companies. During 2023, the Company paid the affiliated companies $15,896 for shared expenses. During 2023, the Company was paid $0 for the affiliated companies for services performed. Each of the related party transactions was conducted as arm's length transactions. At December 31, 2023, the company had no outstanding accounts receivable from, or accounts payable due to these affiliated companies.

NOTE 7-ACCOUNTS RECEIVABLE POLICY

Accounts receivable are stated at the original invoice amount less an allowance for credit losses, based on a review of all outstanding accounts, in accordance with FASB ASC 326-20, which requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The allowance for credit losses is reported as a valuation account on the statement of financial condition that adjusts the asset's cost basis. Changes in the allowance for credit losses are reported as credit loss expense. Receivables are written off when deemed uncollectible. Any recoveries of receivables previously written off are recorded when received. Management has determined that an allowance for credit losses was not necessary at December 31, 2023.

NOTE 8-NET CAPITAL

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At December 31, 2023, the Company had net capital of $149,077 which was in excess of its requirement of $5,000 by $144,077.

Note 9-SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC 855, *Subsequent Events*, management has evaluated subsequent events through the date the financial statement were available for issuance. Management has determined that there are not material events that would require adjustments to, or disclosure in, the Company's financial statements.

Schedule 1

Lenox Financial Services, Inc.
(An Illinois Corporation)
Computation of Net Capital Under Rule 15c 3-1
of the Securities and Exchange Commission - Continued
for the Year Ended December 31, 2023

Total Shareholder's Equity		$ 156,474
Less - Nonallowable Assets		
Other	$ -	
Total Non-Allowable Assets		$ -
Net Equity Before Haircuts		$ 156,474
Haircuts on Securities	$ (7,397)	
Total Haircuts on Securities		$ (7,397)
Net Capital		$ 149,077
Minimum Net Capital Requirement		$ 5,000
Excess Net Capital		$ 144,072
Net Capital Less 120% of Net Capital Requirement		$ 143,077

There are no material differences between the computations above and the Company's coresponding unaudited FOCUS Report Part IIA filing.

See Independent Registered Auditor's Report

Lenox Financial Services, Inc.
(An Illinois Corporation)
Computation of Net Capital Under Rule 15c 3-1
of the Securities and Exchange Commission - Continued
for the Year Ended December 31, 2023

Computation of Aggregate Indebtedness

Aggregate Indebtedness

Items included in the Statement of Financial Condition:

Accounts Payable	$21,973
Total Aggregate Indebtedness	$21,973
Percentage of Aggregate Indebtedness to Net Capital	14.74%

There are no material differences between the
computations above and the Company's coresponding
unaudited FOCUS Report Part IIA filing.

See Independent Registered Auditor's Report

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15C3-3
AND
INFORMATION FOR POSSESSION FOR CONTROL REQUIREMENTS
UNDER RULE 15C3-3
FOR YEAR ENDED DECEMBER 31, 2023

The company does not carry customer accounts and defined by rule
15c3-3 of the Securities Exchange Act of 1934. Therefore,
the Company is exempt from provisions of that rule.

See Independent Registered Auditor's Report



LFS
Lenox Financial Services
Douglas S. Ruth, Broker

322 Alana Drive
New Lenox, IL 60451
Telephone: 815-485-5559
708-481-1348
Fax: (815) 485-9130
E-Mail: lenoxfin@lenoxfin.com

Innovative Solutions to Achieve Financial Gain...

The Exemption Report

The following statements are made to the best knowledge and belief of Douglas Ruth as President for Lenox Financial Services, Inc.

I, Douglas Ruth, as the President for Lenox Financial Services, Inc., (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(ii) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2023 without exception.

Douglas Ruth

Douglas Ruth

April 8, 2024